Form U-3A3-1
                  (As adopted December 29, 1950)

                SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.

                           FORM U-3A3-1

      TWELVE-MONTH STATEMENT BY BANK CLAIMING EXEMPTION AS A HOLDING COMPANY, OR EXEMPTION FROM SECTION 9(a)(2) OF THE
    PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 UNDER RULE 3 OF
          THE GENERAL RULES AND REGULATIONS UNDER THE ACT

(Note: No statement on this form need to be filed unless an answer other than "None" is required under items 1 or 2.)


Statement for 12-month period ending February 28, 1997

Name of Bank  State Street Bank and Trust Company (subsidiary of
State Street Boston Corporation)
Address       225 Franklin Street, Boston, MA  02110


Organized in the year 1792 under the laws of MASSACHUSETTS and subject to regulation or examination under the laws of Massachusetts

If the statement is submitted by a receiver, conservator, or
liquidating agent, state name and status:     N/A

IT IS HEREBY CERTIFIED BY THE UNDERSIGNED THAT ACCORDING TO THE
RECORDS OF THE UNDERSIGNED AND TO THE BEST OF ITS KNOWLEDGE AND
BELIEF:

1. The following tabulation sets forth the total amount of voting securities of each public-utility company or holding company which the bank, as of the end of the 12-month period, owned, controlled or held in any one or more of the following categories:

  (i)  beneficially; or
 (ii) as trustee or in any fiduciary capacity other than a customary custodian relationship; or
(iii) as collateral to secure any bond, note or other evidence of indebtedness which is in default as to interest or principal for a period of 90 days or more or which has been placed by a Federal or State supervisory agency in classes

       II,III or IV, or comparable loan classifications.



Name of Company                      Total Owned,
and Description                      Controlled or      Nature of
of Securities    Total Outstanding   Held by Bank       Holding
(a)                        (b)           (c)                   (d)


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                                -2-


Instructions to Item 1.

1. Securities representing less than 5% of the outstanding voting securities of the issuer need not be reported unless the issuer is a company named in the answer to item 2 or item 3 of this form.
2. No securities need to be reporting which are owned, controlled or held under a collateral trust agreement or mortgage, securing bonds or any similar instruments, which is not in default as to principal or interest for a period of 90 days or more, unless such trust agreement or mortgage gives the bank the right to vote securities pledged thereunder prior to default.
3. Only the class of voting securities need be described which was owned, controlled or held by the bank. Other securities of the same issuer need not be described.
4. In column (b) state the total number of shares outstanding of the class of securities described in column (a).
5. Under column (d) "Nature of Holdings," indicate by appropriate symbol upon what basis the bank hold the security, e.g., "(i)" if beneficially held, "(ii) as trustee, etc.




2. The following tabulation sets forth all loans which the bank had outstanding, as of the end of the 12-month period, to any public-utility company or holding company not in a registered holding company system, which were in default or placed by a Federal or State bank supervisory agency in classes II, III or IV or comparable loan classification:

                                    Voting Securities of Public-
                                Utility Pledged to Secure Such
Loans
                                     Description of  Number of Shs
Name of Debtor Co      Amt of Loan  Security         Pledged

        (a)                   (b)        (c)                (d)



NONE





Instructions to Item 2.

1. In column (a) indicate by a symbol loans which were in default as to interest or principal for 90 days or more or which were carried on the books of the bank at less than principal amount or for which a specific reserve was carried.
2. Loans extended in conjunction or participation with others should be so designated and the proportionate interest of the bank in the loan and the security pledged there-under should be indicated.
3.  See General Instruction 7. Public disclosure.



3. The following tabulation identifies all representatives of the bank on the board of directors of any public-utility or holding agency, and all officers, employees or directors of the bank who were officers or directors of any such company, at the end of the 12-month period:



Name of     Name of             Official Position  Official Pos
Company     Individual          with Company       with Bank
     (a)           (b)                (c)                (d)



NONE

4. The following tabulation sets forth all loans to any officer or director of any company listed in the answer to item 1 or item 2 hereof, in excess of $25,000 principal amount and not fully secured, which the bank had outstanding as of the end of the 12-month period:

Name of             Name of      Position of Borrower     Amount of
Company             Borrower     With Company             Loans

 (a)               (b)                 (c)                     (d)

NONE




Instructions to Item 4.

1. The term "fully secured" means secured by readily marketable securities dealt in on any national securities exchange or in any recognized over-the-counter market, equal in value at least to the amount of the loan, or secured by life insurance policies having a cash surrender value at least equal to the amount of the loan.
2. Loans extended in conjunction or participation with others should be so indicated and the proportionate interest of the bank in the loan indicated.
3.  See General Instruction 7.Public disclosure.



5. The following tabulation sets forth all notes or other evidences of indebtedness in excess of $100,000 aggregate principal amount owing by any company, listed in the answer to item 1 of this statement, or by any subsidiary of such company, owned beneficially by the bank at the end of the 12-month period and not reported under item 2 of this statement.

Name of Company        Amount of Indebtedness       Form of
                                                    Indebtedness
     (a)                        (b)                   (c)

Ohio Edison Co.        $22,297,000              Leveraged lease

                                                secured by letter

                                                of credit issued
                                                by Societe Generale




6. The following tabulation sets forth and describes all arrangements under which the bank received fees in excess of $10,000 during the 12-month period from any of the companies listed in the answers to items 1, 2 or 3 of this statement, or from any subsidiary of any such company, in the bank's capacity as indenture trustee, transfer agent, registrar or paying agent in respect of securities issued or assumed by the company:



Name of Company        Amount of Fees    Services for Which Fees
                                           Were Paid
       (a)                   (b)           (c)




Ohio Edison               $45,780         Owner/Trustee
                                          Leveraged Lease

7. This statement covers all foreign as well as domestic offices of this bank and its subsidiaries, except as follows:








            28 March 1997
            [CORPORATE SEAL]    State Street Bank and Trust Company
                                (subsidiary of State Street Boston
                                Corp.)
  Attest:
                                      (Name of Bank)
                                              By
/s/Judith A. Dorian                    /s/Janet Denneen
(Signature of Officer)                 (Signature of Officer)
Vice President                         Sr. Compliance Officer


   (Title)                                   (Title)



               GENERAL INSTRUCTIONS FOR FORM U-3A3-1

1. Use of form. - A bank is not exempt from any provision of the Public Utility Holding Company Act of 1935 by virtue of Rule U-3 unless the bank holds on the last day of February of any year no securities or evidence of indebtedness of the type and amounts required to be reported under items 1 or 2 of this form or unless, holding any such securities or evidences of indebtedness at such date, it thereafter files a statement on Form U-3A3-1 to cover the preceding 12-month period.
  The entire form should be filed out. If a particular item is inapplicable or if the answer is "None," so state.
2. Time of filing. - In order to keep on file with the Commission an effective statement, the bank should file a statement on form U-3A3-1, as of the last day of February in each year, within 30 days thereafter.
3. Number of copies. - Only the original needs to be filed. If a duplicate is submitted, it will be returned to the bank stamped to show date of receipt by the Commission.
4. Meaning of terms. - The terms "public-utility company," "holding company" and "voting securities" shall have the meanings set forth in Section 2(a) of the Act. The term "public-utility company" need not include any company declared not to be such pursuant to Sections
2(a)(3) or 2(a)(4) of the Act or any company which drives no material part of its income, directly or indirectly, from sources within the United States. The term "holding company" need not include any company declared not to be such pursuant to Section 2(a)(7) or which is either exempt as such pursuant to a rule or order under subsections (3), (4) or (5) of Section 3(a) of the Act or has pending an application for exemption under any of such subsections. The terms "officer" and "director" have the meanings set forth in Rule U-70(c).
  Securities owned, controlled, or held by branches of the bank, including domestic and foreign branches, offices, and subsidiaries, shall be considered as owned, controlled, or held by the bank. Securities owned, controlled, or held by a foreign branch or office of the bank or of a subsidiary of the bank (in the regular course of business of such branch, office or subsidiary) need not be included provided the principal amount or par or stated value of the securities of any one company so owned, controlled, or held by any such branch or office does not exceed $10,000. Securities issued by subsidiaries of holding companies are owned, controlled, or held by the bank.
5. Limitation on responsibility of bank. - The filing of a statement on this form shall be deemed a representation by the bank that it has made reasonable efforts to ascertain whether companies whose voting securities it owned, controlled, or held are public-utility companies or holding companies as defined in the Act, but the bank shall not be responsible for failure in good faith to include in the statement data as to its holdings in any company whose name or general reputation does not indicate a probability that it is such a company.

  A statement shall not be invalid because of any inaccuracy which is not wilful, provided the inaccuracy is corrected when brought to the attention of the bank.
  The inclusion of any security in the statement shall not (unless otherwise expressly stated therein) be deemed an admission that the bank does in fact own, control, or hold the power to vote such security within the meaning of Section 2(a)(7)(A) of the Act. The inclusion of the securities of any company shall not be deemed an expression of any option by the bank that such company is in fact subject to the provisions of the Act.
6. Foreign branches. - Where the bank cannot conveniently include in this statement information as to one or more foreign branches, the bank shall indicate this omission in answer to item 7 of the statement, and as early as possible, shall file a second statement on this form with respect to such branches. To the extent that it may not be feasible to supply information concerning any foreign branch the bank may request written instructions to modify certain items of the form in so far as they concern such branch or to furnish such information as of a different date.
7. Public disclosure. - The bank may object, pursuant to the provisions of Rule U-104, to public disclosure of any information contained in this statements on this form. If any such objection concerning a customer's loan or credit is made on behalf of the customer's loan or credit is made on behalf of the customer as well as the reporting bank, no disclosure thereof will be made without notice both to the bank and such customer.
8. Reliance on statistical manuals. - A bank shall be entitled to rely on any standard manual of financial data to determine the total number of shares of any class of outstanding voting securities, the voting rights of any securities, the assets of any company and the names of the directors of any company.












<F1>


Name of Company                     Total Owned,
and Description                     Controlled or        Nature of
of Securities  Total Outstanding     Held by Bank        Holding
     (a)                   (b)           (c)                   (d)

Amoco Corporation
(Amoco Gas Co.)      497,275,364     34,334,211 shs   As Trustee,
Common Stock                                          Co-Trustee or
                                                      Inv. Advisor


Bethlehem Steel Corp.
(The Manufacturers
  Water Co.)         114,312,470      7,958,761 shs   As Trustee or
Common Stock                                          Inv. Advisor

Central Louisiana
 Electric Co., Inc.   23,848,368      1,488,525 shs   As Trustee,
Conv Pfd Stock         (common)        (common)       Co-Trustee or
                                                      Inv. Advisor

Ohio Edison Company  152,569,437     13,961,661 shs   As Trustee,
Common Stockz                                         Co-Trustee or
                                                      Inv. Advisor

Stanley Works
(Farmington River
   Co.)               88,719,792     21,347,149 shs   As Trustee,
Common Stock                                          Co-Trustee or
                                                      Inv. Advisor